Contact

www.linkedin.com/in/
gregorycookgalexan (LinkedIn)
www.visualcv.com/gregorycook
(Other)

Top Skills

Web Services
.NET
XML

Certifications

Git Fundamentals

Defensive Coding in C#

Web Security and the OWASP Top
10: The Big Picture

CISSP® - Software Development
Security

Gregory Cook

Member Board of Directors at Sorting Robotics
San Jose, California, United States

Summary

Problem solver, Sr. Level Application Developer and Software
Architect on a wide variety of business applications. Interested in a
full-time role that allows me to move from implementer to enabler, or
contract software development on "that" critical path project that has
to ship.

Specialties: Coaching, critical thinking, .NET, OOP/OOD, BPR,
software architecture and development, web services, middle-tier
components, ETL, data migration, RBDMS and Cloud Computing.

_____

Experience

Sorting Robotics
4 years 3 months

Member Board Of Directors
December 2021 - Present (1 year 11 months)

Systems Architect
August 2019 - December 2021 (2 years 5 months)
Greater Los Angeles Area

AWS Beanstalk, S3, and EC2, Node.js, Python, Linux (Ubuntu), CI/CD
(GitLab), Robotics and Computer Vision (OpenCV), FLIR (Spinnaker), C++

UC Berkeley, BEAR Center
Software Developer
September 2017 - July 2019 (1 year 11 months)
San Francisco Bay Area

Web applications programmer, ASP.NET, optimizing the performance of
an existing VB.NET web application to meet the demands of thousands of
concurrent users. Working with Database architect to design, improve, and
optimize a production grade MSSQL database

Galexan LLC
Owner

February 2005 - September 2017 (12 years 8 months)

Owner, software developer and architect, mobile applications.

Delta Community Credit Union
Software Engineer
June 2012 - April 2016 (3 years 11 months)

Architect and primary implementer of a 3rd party data interface specification enabling migration to a new hosted online banking platform. This effort includes development of a RESTful services layer that exposes and extends data from a Symitar core banking system and replaces and/or integrates existing SOAP services. Additionally, championing continuous integration setup using TFS including automated unit tests, web service, and web application deployment. Previously shipped a range of projects from custom regulatory PDF generation, to enhancements to WCF services driving a Verzion hosted Interactive Voice Response (IVR) system.

Associated Press
Software Engineer
July 2010 - September 2011 (1 year 3 months)

Worked with a small, talented team to re-imagine ways to use the vast, 100+ million archive of AP articles. Designed and developed a RESTful API to make this archive easily available to the AP's internal and external applications and partners. Developed a Workflow foundation (WF) 4.0 flow using Visual Studio 2010 Ultimate with Team Foundation Server (TFS) for publishing to the cloud with Amazon S3, while maintaining an abstraction layer that also supports Windows Azure Blob Storage.

Taleo
Sr. Software Engineer / Consultant
February 2010 - May 2010 (4 months)

Produced multiple iterations of Taleo Analytics functional prototype, a solid set of API(s), integrated branded graphics, and provided code repository and basic project management functions. Taleo Analytics enables organizations to get complete visibility into their employees by analyzing information about recruiting, performance, compensation, and employee development

JDA Software
Software Architect & Developer
August 2008 - November 2009 (1 year 4 months)

Consulted with business analysts and assisted in development of requirements and testing strategy. Proposed new tools and the use of design patterns and automated unit testing to meet unique business requirements. Introduced Visual Studio 2008, .NET 3.5, WPF, Model View View Model (MVVM) architecture, IOC and Dependency injection with Unity container, CodeSmith, code generation, and NUnit to the organization. Designed and implemented core weekly level promotional placements and core components of MPO application

SunTrust Banks, Inc
Lead Developer
June 2006 - November 2007 (1 year 6 months)

Lead developer for SunTrust Web Shared Services. Working with a talented team of developers, analysts, architects and business consultants to build a web services infrastructure, first for the Plumtree portal / ASP.NET online-banking, and the "STI Platform" bank branch client server applications.
Technology: NET 2.0, VS 2005, ASP.NET, C#, WSE 3.0, WS-Security, SOAP Extensions, XML-Schema, WSDL, NUnit, Log4Net, Plumtree Portal, and interfaces with an IBM Websphere based ESB implementation (EJB,CTG,MQ).

Per-Se Technologies
Developer
November 2005 - June 2006 (8 months)

Comprehensive software maintenance and development of hosted application MedAxxis (http://www.medaxxis.com). ASP, ASP.NET, C#, SQL Server 2000, DHTML, JavaScript.

ZC Sterling
Software Engineer
May 2005 - October 2005 (6 months)

Software development, migrating 20+ legacy systems from an ASP and JavaScript front end, with Delphi COM+ and Oracle middle and backend, to an ASP, ASP.NET, and JavaScript front end, with C#, .Net, and Oracle middle and backend. Extensive use of XML data binding in the front end, targeted to Internet Explorer and IE's DOM extensions.

Delta Technology
Sr. Software Engineer
April 1996 - May 2005 (9 years 2 months)

Software development and project management

Integic
Software Engineer
November 1994 - April 1996 (1 year 6 months)

Software development

DISC
Software Engineer
January 1992 - October 1994 (2 years 10 months)

Software development

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Education

Embry-Riddle Aeronautical University
BS, Computer Science · (September 1989 - December 1991)

US Air Force Academy
Political Science and Government · (1987 - 1989)